UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [August], 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (  ✓  )                No            Form 40-F (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )                    No (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated August 14, 2007. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST HALF RESULTS FOR FISICAL YEAR 2007

Seoul, Korea, August 17, 2007 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the six months ended June 30, 2007

The Company reported total revenues of 44,693 million won for the first half of 2007, decreased by 7.8 percent from total revenues of 48,466 million won for the first half of 2006. And, gross profit for the first half of 2007 was 8,558 million won increased by 43.9 percent from gross profit of 5,949 million won for the first half of 2006. Mirae accounted 642 million won of operating profit that improved its operating income by 119.1 percent or turnaround from 3,357 million won of operating loss for the first half of 2006. Moreover, Mirae accounted 855 million won of ordinary profit and net profit, respectively, for the first half of 2007; whereas, ordinary loss and net loss of 4,811 million won for the first half of 2006.

[Table 1.] Summary of Operating Results of FY 2007 1H vs. FY 2006 1H

(Unit: in million Korean won, %)

Category	FY 2007 1H	FY 2006 1H	% Change	Comment
Revenues	44,693	48,466	-7.8
Operating income (loss)	642	(3,357)		Turnover Operating Profit
Ordinary income (loss)	855	(4,811)		Turnover Ordinary Profit
Net income (loss)	855	(4,811)		Turnover Net Profit

Mirae Corporation emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company’s overseas sales for the first half of 2007 reached 60.33 percent of the total revenue due to new customer development. Sales of Asia region was 14,574 million won, or 32.61 percent of total revenue for the first half of 2007, whereas, Sales of Asia region was 5,722 million won, or 11.81 percent for the first half of 2006. Especially, Assembly and Test Equipment Division (former Semiconductor Equipment Division) account for 59.0 percent of the total revenue, whereas, SMD Placement System Division account for 18.8 percent of the total revenue.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2007 1H	FY 2006 1H
Asia	32.61	11.81
Europe	3.86	4.91
US	23.86	21.61
Overseas Total	60.33	38.33
Domestic	39.67	61.67
Total	100.0	100.0

Each division fully portrays its figures for the first half of 2007 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 26,369 million won, or 23.7 percent decrease, for the first half of 2007 from 34,547 million won for the first half of 2006. However, SMD Placement System Division (SMT) generated revenues of 8,397 million won for the first half of 2007, increased by 8.8 percent from 7,716 million won for the first half of 2006. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 59.0 percent, 18.8 percent and 22.2 percent, respectively, for the first half of 2007.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2007 1H	FY 2006 1H	% Change
ATE Division	26,369	34,547	-23.7
SMT Division	8,397	7,716	+8.8
Other	9,927	6,203	+60.0
Total	44,693	48,466	-7.8

Highlights of FY 2007

January 3, 2007

•	Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge was collateralized deposit by Mirae Corporation.

1.Summary

Mirae Corporation provided pledge our deposit as collateral to our affiliated company Cyberbank Corporation and the repayment of the borrowings is not made for the creditor Korea Development Bank by Cyberbank Corporation. As of January 3, 2007, Cyberbank Corporation creditor was reported to have made a decision in carrying out the right of pledge that collateralized deposit by Mirae Corporation. According to the contractual obligation with creditor, Mirae Corporation has to subrogate the debt of Cyberbank Corporation.

2.Mirae Corporation provided collateral of deposit in the total amount of Won 23,000 million for the repayment of borrowings. As of January 3, 2007, Mirae Corporation will have to subrogate the debt in the amount of Won 15,000 million (12.3% of Equity Capital) of Cyberbank Corporation due to the repayment of the borrowings was not made for the creditor.

January 9, 2007

•	Decision on disposal of Equities of SOFTFORUM Co., Ltd.

Number of Shares to be disposed: 230,810

Disposal Amount (KRW): 820,634,540

Number of Shares held after disposal: 0

January 16, 2007

•	Decision on investment in SOFTFORUM Co., Ltd.

Number of Shares to be acquired: 243,331

Acquisition Amount (KRW): 661,860,320

Number of Shares held after acquisition: 243,331

Purpose of Acquisition: Taking profit from general investment

February 12, 2007

•	Decision on disposal of Equities of SOFTFORUM Co., Ltd.

Number of Shares to be disposed: 243,331

Disposal Amount (KRW): 973,324,000

Number of Shares held after disposal: 0

March 5, 2007

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 27, 2007

The agenda for the 16th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2006.

2) Partial amendment to articles of incorporation.

3) Approval of the ceiling amount of the Remuneration for Directors

March 27, 2007

•	Result of the 16th Annual Shareholders’ Meeting

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2006

→ Resolved as proposed

2) Partial amendment to articles of Incorporation

→ Resolved as proposed

3) Approval of the ceiling amount of remuneration for directors

→ Resolved as proposed

April 27, 2007

•	Cancellation of Stock Option Granted

Number of Grantees cancelled: 44 employees

Number of Shares cancelled: 2,280,795 Common Shares

Total Stock Option Granted after this Cancellation: 3,833,255

May 14, 2007

•	Decision on investment in Slim Disc Corporation

Number of Shares to be acquired: 16,119

Acquisition Amount (KRW): 80,595,000

Number of Shares held after acquisition: 16,119

Number of Shareholding ration after acquisition: 23.03%

•	Addition of Affiliated Company

Name of Company: Slim Disc Corporation

Main Business: Development, Manufacture and Sale of multi media related product and disc.

July 19, 2007

•	Decision on investment in GLD Corporation

Number of Shares to be acquired: 15,103,166

Acquisition Amount (KRW): 15,103,166,000

Number of Shares held after acquisition: 16,303,166

Number of Shareholding ration after acquisition: 98%

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

Balance Sheet

Income Statement

Cash Flow

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2007

By	Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2007

DECEMBER 31, 2006

(In millions of Korean won)

ASSETS	FY 2007 1H	FY 2006
	(Unaudited)	(Audited)
CURRENT ASSETS :
Cash and cash equivalents	6,665	3,875
Short-term financial instruments	22,700	38,023
Marketable securities	53	66
Accounts receivable - trade, net	30,869	28,074
Short-term loan	578	259
Accounts receivable - other	7,644	7,065
Inventories	19,777	15,014
Accrued interest income	417	648
Advance payments and others	2,833	2,743
Prepaid income taxes	151	268

Total Current Assets	91,687	96,035

NON-CURRENT ASSETS :
Property, plant and equipment - net	40,464	41,629
Intangible assets - net	18,796	15,650
Available-for-sale securities	2,902	3,525
Long-term and restricted bank deposits	675	673
Guarantee deposits, net	5,018	5,127
Long-term receivables	1,634	1,634
Long-term loans and other	457	540
Equity securities	81	—

Total Non-Current Assets	70,027	68,778

TOTAL ASSETS	161,714	164,813

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2007

DECEMBER 31, 2006

(In millions of Korean won)

LIABILITIES AND SHAREHOLDERS’ EQUITY	FY 2007 1H	FY 2006
	(Unaudited)	(Audited)
CURRENT LIABILITIES :
Accounts payable - trade	18,133	7,890
Short-term borrowings	46,447	41,627
Accounts payable - other	998	1,333
Advance receipts from customers	16	1,978
Withholdings	140	164
Accrued expenses and other	1,570	2,166
Short-term guarantee deposits received	128	41
Current long-term liability	1,138	1,142
Allowance for guarantee deposited and others	1,305	16,378

Total Current Liabilities	69,875	72,719

LONG-TERM LIABILITIES :
Long-term borrowings	3,414	3,995
Long-term guarantee deposits received	60	—
Accrued severance indemnities, net	1,711	1,774
Deffered tax liabilities	—	145

Total Long-term Liabilities	5,185	5,914

Total Liabilities	75,060	78,633

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 183 million shares as of June 30,2007 and December 31 2006	18,387	18,387
Capital surplus :
Additional paid-in capital	132,616	132,616
Other Capital Surplus	651	192
Retained earnings(Accumulated deficit) :
Unappropriated	(62,461)	(63,316)
Capital adjustments :
Treasury stock	(2,379)	(2,379)
Gain on valuation of investment securities	—	381
Loss on dispositon of treasury stock	(1,445)	(1,445)
Additional paid-in capital - employee stock options	1,285	1,744

Total Shareholders’ Equity	86,654	86,180

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	161,714	164,813

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(In millions of Korean won, except per share data)

Category	2007 2Q	2007 1H	2006 2Q	2006 1H
REVENUES	21,260	44,693	17,200	48,466
COST OF SALES	16,897	36,136	16,392	42,517
GROSS PROFIT	4,363	8,558	808	5,949
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,963	7,916	4,444	9,306
OPERATING INCOME (LOSS)	400	642	(3,637)	(3,357)
OTHER INCOMES:	964	2,500	1,350	2,433
OTHER EXPENSES:	1,151	2,288	1,868	3,887
ORDINARY PROFIT (LOSS)	213	855	(4,154)	(4,811)
INCOME TAX EXPENSE (BENEFIT)	—	—	—	—
NET INCOME(LOSS)	213	855	(4,154)	(4,811)
NET INCOME(LOSS) PER SHARE (In Korean won)	1	5	(23)	(26)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(In millions of Korean won)

	FY 2007 1H	FY 2006 1H
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	855	(4,811)

Expenses not involving cash payments :
Provision for severance indemnities	525	422
Depreciation and amortization	1,943	1,893
Allowance for bad debts	—	315
Loss from depreciation of intangible assets	1,756	710
Foreign currency translation loss	153	703
Expense from A/S	544	490
Loss from disposal of tangible asset	—	1
Equity in losses of affiliate	—	201
Loss on disposition of short-term securities	13	—
Impairment loss of available-for-sale securities	151	—
Compensation cost related to stock options	—	80
Others	—	29

Sub-total	5,085	4,844

Income not involving cash receipts :
Foreign currency translation gain	(502)	(385)
Recapture of present value discount account	0	(174)
Gain on disposal and valuation of marketable securities	0	(26)
Gain on disposal of available-for sale securities	(908)	0
Gain on disposal of tangible assets	(24)	0
Reversal of allowance for bad debts	(93)	(227)

Sub-total	(1,527)	(812)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(In millions of Korean won)

	FY 2007 1H	FY 2006 1H
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(3,095)	15,780
Accounts receivable - other	(450)	1,262
Accrued income	231	91
Advance payments	(133)	(3,252)
Prepaid expenses	7	5
Prepaid income tax	117	45
Inventories	(6,830)	6,326
Accounts payable - trade	10,258	(11,846)
Accounts payable - other	(335)	(5)
Advance receipts from customers	(1,962)	(28)
Withholdings	(24)	36
Accrued expenses	(597)	123
Allowance for warranty payment	(618)	(493)
Allowance for guarantee deposits payment	(15,000)	(1,538)
Severance indemnity payments	(588)	(632)

Sub-total	(19,019)	5,874

	(14,606)	5,095

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	15,323	17,869
Decrease in trading securities	—	4,000
Decrease in short-term loan	11	—
Decrease in long-term loans	84	278
Disposition of available-for-sale securities	1,917	—
Decrease in guarantee deposits	545	192
Proceeds from disposal of property, plant and equipment	31	1
Disposition of intangible assets	11	—
Decrease in long-term financial instruments	2	1
Increase in Long term guarantee deposits	157	7

	18,081	22,348

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(In millions of Korean won)

	FY 2007 1H	FY 2006 1H
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in short-term financial instruments	—	17,035
Increase in short-term loans	330	140
Increase in long-term financial instruments	5	5
Acquisition of available for sale securities	1,062	507
Increase in guarantee deposits	436	267
Acquisition of property, plant and equipment	12	252
Increase in construction in-progress	260	453
Acquisition of other tangible assets	336	500
Acquisition of industrial rights	157	272
Increase in research and development cost	2,689	3,634
Decrease in guarantee deposits	10	104
Acquisition of investment securities by equity method	81
Acquisition of trading securities	—	4,000

	(5,378)	(27,169)
CASH FLOWS FROM FINANCING ACTIVITIES :
Increase in short-term borrowings	5,264	33,606
Increase in long-term borrowings	—	—
Decrease in short-term borrowings	—	(34,261)
Decrease in current maturities of long-term obligation	(571)	—
Decrease in long-term borrowings	—	—

	4,693	(655)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,790	(380)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3,875	7,143

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,665	6,763